Contact

www.linkedin.com/in/christina-kim-43799b159 (LinkedIn)

Christina Kim

Realtor, ALC Member at Keller Williams Realty Larchmont
Manhattan Beach, California, United States

Summary

Leading Real Estate producer, ALC Member, & Marketing Director for Brick+work.

Experience

Keller Williams Realty Larchmont
Realtor, ALC Member
January 2019 - Present (4 years 2 months)
Los Angeles, California, United States

Top Producing Agent

DRE 01431281

Brick+Work
Marketing Director
2018 - Present (5 years)
Los Angeles, California, United States

BRICK+WORK brings together the technology and people needed to meet the challenges of rapid urbanization by providing a platform that encourages collaboration between developers, real estate agents, and municipalities.

As the Marketing Director, I lead the way to achieve new exciting opportunities for real estate agents, owners, developers, and our cities.

Keller Williams Realty
Licensed Realtor
October 2016 - Present (6 years 5 months)

DRE 01431281